FEE WAIVER AGREEMENT

By this Agreement, Franklin Templeton Fund Adviser, LLC (formerly known as Legg Mason Partners Fund Advisor, LLC) (the “Adviser”) agrees to reimburse and/or waive certain fees or expenses of ClearBridge Energy Midstream Opportunity Fund Inc. (“EMO”), on the terms and subject to the conditions set forth herein.

1. Amount and Term of Fee Waiver. The Adviser hereby agrees to institute a five basis point (0.05%) fee waiver of the investment management fee for a one-year period if the merger between ClearBridge MLP and Midstream Fund Inc. (“CEM”) and EMO and/or the merger between ClearBridge MLP and Midstream Total Return Fund Inc. (“CTR”) and EMO are approved by shareholders and consummated, to help offset a portion of the expenses related to the merger(s).

2. Effective Date. The effective date of this Agreement and the related fee waiver shall be the date either one or both of the mergers are consummated.

3. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

4. Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by its duly authorized officer, as of this 27th day of March, 2024.

FRANKLIN TEMPLETON FUND ADVISER, LLC

By:
/s/ Jane Trust
Name:	Jane Trust
Title:	President and Chief Executive Officer

CLEARBRIDGE ENERGY MIDSTREAM OPPORTUNITY FUND INC.

By:
/s/ Jane Trust
Name:	Jane Trust
Title:	President and Chief Executive Officer

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